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                                                                EXHIBIT 99(b)(2)


              [WARBURG DILLON READ AUSTRALIA LIMITED LETTERHEAD]


17 December 1999

Mr Tom Montgomery
Chief Financial Officer
Solution 6 Holdings Limited
Level 21 Town Hall House
456 Kent Street
SYDNEY NSW 2000


STRICTLY PRIVATE & CONFIDENTIAL

WARBURG DILLON READ AUSTRALIA LIMITED

Dear Tom


AMENDMENT OF BRIDGE FACILITY FOR ACQUISITION OF ELITE INFORMATION GROUP, INC.


INTRODUCTION

We refer to the Commitment Letter dated 14 December 1999, pursuant to which Warburg Dillon Read Australia Limited ("WDRAL") offered to provide, and Solution 6 Holdings Limited ("SOLUTION 6") accepted, an acquisition bridge facility (the "FACILITY") of up to US$60 million. Solution 6 has now requested that the terms of the Facility be amended.



AMENDMENT OF THE COMMITMENT

WDRAL agrees to amend the terms of the Facility in accordance with the terms of this letter and of the Terms Sheet accompanying this letter as Annexure A. Except where amended by this letter and the attached Terms Sheet, all other terms remain the same as previously.



RESTRUCTURE FEE

A Restructure Fee of 0.60% of US$13 million will be payable by Solution 6 upon its written acceptance of the amended Facility terms as set out in this letter and the attached Terms Sheet.




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TERMINATION

WDRAL's commitment to provide the Facility may be terminated immediately with or without cause by Solution 6 or the Borrower at any time or by WDRAL in the event that the Borrower and WDRAL have not entered into definitive documentation and executed the Facility by 15 February 2000 (in each case by notice in writing to the other party hereto). Upon termination, this letter shall from that date have no further force or effect (except in the case of termination by you without reasonable cause, for WDRAL's right to fees and reimbursement of WDRAL's reasonable costs and expenses). It is agreed that WDRAL will be entitled to the Commitment Fee and Restructure Fee despite such termination by you.

COMPLETE AGREEMENT

This letter, the letter dated 14 December 1999, and other terms as may be agreed in writing constitute the complete agreement between the parties and no duties or obligations of WDRAL, other than those agreed in writing between the parties, shall be implied. This letter is intended to constitute a legally binding and enforceable obligation of Solution 6 and WDRAL. This letter may be executed in any number of counterparts, with all such counterparts taken together to constitute the agreement.

APPLICABLE LAW

This agreement shall be governed in accordance with the laws of New South Wales and the parties to it submit to the exclusive jurisdiction of the courts of that State.

CONFIRMATION OF ACCEPTANCE

We trust that the arrangements proposed in this letter are acceptable to you. If so, would you please indicate your acceptance by signing the enclosed or faxed copy of this letter and returning it to this office 1 pm on 17 December 1999 (Sydney time).

CONCLUSION

If you would like to discuss any aspect of this letter, or if you require any further information, please do not hesitate to contact us on 9324 2575.

We look forward to the successful completion of this transaction.



Best regards,


Warburg Dillon Read Australia Limited






Robert Rankin                                                 Steve Bennett
Executive Director                                            Executive Director


Encl.


Accepted for and on behalf of SOLUTION 6 HOLDINGS LIMITED



Signature:

Title:

Date:



(The signatory warrants that he/she is duly authorised by Solution 6 Holdings Limited to enter into this agreement on its behalf).